                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2001.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                 (Translation of Registrant's Name Into English)

                               10 Hayetzira Street
                                  P.O. Box 2640
                              RA'ANANA 4300 ISRAEL
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F _X_  Form 40-F ___

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes / /                  No /X/

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

1.       INFORMATION AND DOCUMENTS REQUIRED TO BE FURNISHED.

         A. A Press Release dated September 12, 2001, announcing that due to the tragic events in New York City, the location of the Registrant's Annual Meeting has been changed and the Meeting will be held on Friday, September 14, 2001 at 10:00 a.m. at the Inter-Continental the Barclay in its West Parlor Room, 111 East 48th Street (between Park and Lexington Avenue), 2nd Floor, East Wing, New York City, New York, USA.

         B. A Press Release dated September 14, 2001, announcing that the Registrant's Shareholders approved the sale of the Registrant's electrical business and approved the other proposals as listed in the Proxy Statement at the Annual Shareholders Meeting held in New York City on September 14, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Marnetics Broadband Technologies Ltd.

Dated:     September 23, 2001            By:    /s/ Isaac Nissim
                                                -------------------------------
                                         Name:  (printed): Isaac Nissim
                                         Title: Chief Executive Officer

               [MARNETICS BROADBAND TECHNOLOGIES LTD. LETTERHEAD]

FOR IMMEDIATE RELEASE
SEPTEMBER 14, 2001


            SALE OF ELECTRICAL BUSINESS APPROVED AT ANNUAL MEETING OF
                     MARNETICS BROADBAND TECHNOLOGIES LTD.


RA'ANANA, ISRAEL - The shareholders of Marnetics Broadband Technologies Ltd. (AMEX: MXB), approved the sale of the Company's electrical business at the Annual Shareholders Meeting held in New York City today.

The electrical business was historically the principal business of Stav Electrical Systems Ltd. before it acquired Marnetics Ltd. in December 2000. As a result of this transaction, Marnetics Broadband changed its focus from electrical contracting to the development and marketing of Internet performance enhancements and solutions.

The recent downturn in the Israeli economy and political developments negatively impacted the electrical business and its anticipated prospects in the immediate future. The losses of the electrical business increased significantly in the fourth quarter of 2000, a trend which management expected to continue. On May 11, 2001, the Company published a request for proposals to solicit offers from the public for the sale of the electrical business and the sole bid came from Idan Millennium Investments and Assets Ltd., a company owned by Dov Strikovsky, the Company's former chief executive officer and current major shareholder.

In June, the Company's Board of Directors approved the sale of its electrical contracting business, including certain related liabilities, to Idan Millennium Investments. The effective date of the sale of the electrical business is March 31, 2001 and, as a result, the purchaser is liable for all liabilities and entitled to all income from this date.

At the Annual General Shareholders' meeting, Marnetics Broadband Technologies' shareholders also approved the term renewals of the Company's Board of Directors whose terms expired this year: Jacob Ben-Gur, Chairman, Menachem Reinschmidt, Moshe Kessner, Ilja Bobbert and Baruch Schechter.

In addition, the Accounting firm Deloitte Touche Brightman Almagor was approved to serve as auditors of the Company for the year ending December 31, 2001.

ABOUT MARNETICS
Marnetics Broadband Technologies Ltd., through its wholly-owned subsidiary, Marnetics Ltd., specializes in the development and marketing of Internet performance enhancement solutions. Prospera(TM), the Company's product line which is currently in development, is a Capacity Enhancement Platform which will feature such capabilities as acceleration and differentiated services. The product is intended to better manage over-subscription situations in Internet and Intranet networks. The product is currently in an advanced stage of development by the Company and it expects the first to be available to the market by year-end 2001. Shareholders in Marnetics include ECI Telecom (NASDAQ:
ECIL), Linkware Ltd., European and Israeli venture capital funds and private investors, as well as the directors, managers and employees of Marnetics and its subsidiaries.

Information about Marnetics may be obtained from the Company's web site: www.marnetics.com or from the following contact:

Karen Gold Anisfeld, Vice President
Telephone:  ++ 972-9-761-6862;  Facsimile:  ++ 972-9-744-7715
Mobile:     ++ 972-54-209-578
Email:      karen@marnetics.com


CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE NOT HISTORICAL IN NATURE AND ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES SINCE THERE ARE INHERENT DIFFICULTIES IN PREDICTING FUTURE RESULTS, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FOR A LIST OF MAJOR FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, REFER TO THE FILINGS OF MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY NAMED STAV ELECTRICAL SYSTEMS
(1994) LTD.) WITH THE SECURITIES AND EXCHANGE COMMISSION.

                 [MARNETICS BROADBAND TECHNOLOGIES LETTERHEAD]


FOR IMMEDIATE RELEASE
SEPTEMBER 12, 2001


              CHANGE OF LOCATION OF ANNUAL MEETING OF SHAREHOLDERS
                    OF MARNETICS BROADBAND TECHNOLOGIES LTD.

RA'ANANA, ISRAEL - Marnetics Broadband Technologies Ltd. (AMEX: MXB) announced today that the location of its annual meeting of shareholders scheduled for Friday, September 14, 2001 at 10:00 a.m. has been changed to the Inter-Continental the Barclay in its West Parlor Room, 111 East 48th Street (between Park and Lexington Avenues), 2nd floor, East Wing, New York City, New York U.S.A. (phone 212-755-5900). Due to the tragic events in New York City earlier this week, the Company will be unable to convene the meeting at the location specified in its 2001 Proxy Statement. The Company's board of directors has determined that, for various reasons, it is in the best interest of its shareholders to avoid postponing the meeting.

Information about Marnetics may be obtained from the Company's web site: www.marnetics.com or from the following contact:

Karen Gold Anisfeld, Vice President
Telephone:      ++ 972-9-761-6862;  Facsimile:  ++ 972-9-744-7715
Mobile:         ++ 972-54-209-578
Email:          karen@marnetics.com

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE NOT HISTORICAL IN NATURE AND ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES SINCE THERE ARE INHERENT DIFFICULTIES IN PREDICTING FUTURE RESULTS, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FOR A LIST OF MAJOR FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, REFER TO THE FILINGS OF MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY NAMED STAV ELECTRICAL SYSTEMS
(1994) LTD.) WITH THE SECURITIES AND EXCHANGE COMMISSION.